UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

+86-10-5631 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.1%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836034108

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.1%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 836034108

1.	Names of Reporting Persons. Deutsche Bank International Trust Co. (Cayman) Limited as trustee of The MC Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,345 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 2.1%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Introduction

The following constitutes Amendment No. 1 (this “Schedule”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on December 28, 2012 (the “Original 13D”). This Schedule is being filed by Tianquan Mo, a PRC citizen and the founder and the Executive Chairman of the Company (as defined below) (“Mr. Mo”), Media Partner Technology Limited, a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Media Partner”), and Deutsche Bank International Trust Co. (Cayman) Limited, a company established under the laws of Cayman Islands, with its registered office at Boundary Hall, Cricket Square, 171 Elgin Ave, George Town, Grand Cayman, Cayman Islands and its principal business in providing financial services (“Deutsche Bank” and together with Mr. Mo and Media Partner, the “Reporting Persons”). This Schedule relates to the Class A ordinary shares, par value HK$1.00 per share, of SouFun Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule relates to the ordinary shares of the Company. The principal executive offices of the Company are located at F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China (“PRC”).

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one-fifth of one Class A ordinary share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following after the last paragraph thereof:

Between June 13, 2016 and June 30, 2016, Media Partner used its own funds in the aggregate amount of approximately $5,185,039 to purchase an aggregate 1,034,133 ADSs in the open market at an average purchase price of $5.0139.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon 70,787,005 Class A ordinary shares and 24,336,650 Class B ordinary shares issued and outstanding as of March 31, 2016, as reported in the Company’s Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on May 17, 2016.

As of the date hereof, Media Partner is the record holder of (1) 2,254,973 ADSs representing 450,995 Class A ordinary shares and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 1,033,350 Class A ordinary shares (collectively, the “Media Partner Class A Shares”) and (2) 11,355,645 Class B ordinary shares (the “Media Partner Class B Shares” and together with the Media Partner Class A Shares, the “Media Partner Shares”). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. As of the date hereof, the Media Partner Class A Shares represent 2.1% of the Company’s issued and outstanding Class A ordinary shares and the Media Partner Class B Shares represent 46.7% of the Company’s issued and outstanding Class B ordinary shares.

All of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank serves as trustee. Mr. Mo’s wife is the sole director of Media Partner. As such, each Reporting Persons may be deemed as the beneficial owner of the Media Partner Shares.

Mr. Mo may also be deemed to beneficially own certain ordinary shares held by Next Decade. All of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse serves as trustee. Mr. Mo’s wife is the sole director of Media Partner. For more information, see the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse on December 28, 2012.

Mr. Mo may also be deemed to beneficially own certain Class A ordinary shares of the Company held by each of Ateefa Limited (“Ateefa”), Deanhale Limited (“Deanhale”) and Karistone Limited (“Karistone”). For more information, see the Schedule 13D/A filed by Mr. Mo, Ateefa, Deanhale, Karistone and other relevant parties on November 23, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2016

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

DEUTSCHE BANK INTERNATIONAL TRUST CO. (CAYMAN) LIMITED AS TRUSTEE OF THE MC TRUST

By:	/s/ Kenny Curpen
	Name:	Kenny Curpen
	Title:	Authorized Signatory

DEUTSCHE BANK INTERNATIONAL TRUST CO. (CAYMAN) LIMITED AS TRUSTEE OF THE MC TRUST

By:	/s/ Hemeesha Jogee
	Name:	Hemeesha Jogee
	Title:	Authorized Signatory

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of SouFun Holdings Limited, c/o Building 5, Zone 4, Hanwei International Plaza, No.186, South 4th Ring West Road, Fengtai District, Beijing 100160, PRC

Jing Cao (U.S. citizen)	Director of Media Partner, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Kenny Curpen (Mauritian citizen)	Authorised Signatory of Deutsche Bank International Trust Co. (Cayman) Limited, of 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (correspondence address)

Hemeesha Jogee (Mauritian citizen)	Authorised Signatory of Deutsche Bank International Trust Co. (Cayman) Limited, of 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (correspondence address)